SEC
Mail Processing
Section

FEB 2 7 2013

Washington DC
481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26431 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc. ✓

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue
                          (No. and Street)

Closter   NJ   07624
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Sokolower   201-767-1050
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cooper, Steven E.
(Name – *if individual, state last, first, middle name*)

16 Croyden Lane   New City   NY   10956
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

13013208

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Sokolower _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Repex & Co., Inc. _____, as of December 31 _____, 20 12 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

_____

_____

_____
Signature

WILLIAM HOLZER *PRESIDENT*
NOTARY PUBLIC OF NEW JERSEY   Title
MY COMMISSION EXPIRES
JANUARY 16, 2017

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Officers and Directors of
Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

I have audited the accompanying statement of financial condition of Repex & Co., Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repex & Co., Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New City, NY
February 15, 2013

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$167,548
Securities owned - at market value (Note 3)	349,895
Accounts receivable	31,311
Total Assets	**$548,754**

LIABILITIES AND
STOCKHOLDERS' EQUITY

Liabilities		
Clearance fee payable		$8,281
Accounts payable and accrued expenses		95,081
Payroll taxes payable		2,666
Total Liabilities		106,028
Committments and contingencies (Notes 4 and 6)		
Stockholders' Equity		
Common stock		
Authorized: 200 shares, no par value		
Issued and outstanding: 100 shares	6,000	
Retained earnings	436,726	
Total Stockholders' Equity		442,726
Total Liabilities		
and Stockholders' Equity		**$548,754**

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenues	
Commissions	$303,057
Gains - principal trades	50,842
Interest and dividends	260
Other income	52,642
Total Revenues	406,801
Expenses	
Officers' salaries	86,600
Other salaries	52,537
Payroll taxes	23,695
Commissions	91,262
Clearance fees	81,431
Subscriptions and publications	104
Stock exchange expenses	16,600
Telephone and communications	8,573
Insurance	1,264
Information technology services	28,171
State corporate tax	1,142
Professional fees	8,475
Total Expenses	399,854
Net Income	$ 6,947

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2012	$6,000	$429,779	$435,779
Net income	-	6,947	6,947
Balance - December 31, 2012	$6,000	$436,726	$442,726

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2012

Balance - January 1, 2012 $0

Balance - December 31, 2012 $0

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 6,947
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease (Increase) in assets:	
Securites owned - at market value	64
Receivable from broker	(14,271)
Increase (Decrease) in liabilities:	
Clearance fee payable	3,109
Accounts payable and accrued expenses	(20,646)
Payroll taxes payable	2,465
Total Adjustments	(29,279)
Cash provided by (used for) operating activities	(22,332)
Cash; beginning of year	189,880
Cash; end of year	$167,548

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2012

NET CAPITAL COMPUTATION

Credit factors	
Common stock	$6,000
Retained earnings	436,726
Total Credit Factors	442,726
Debit factor	
Capital charges pursuant to Rule 15C3-1	0
Net capital	442,726
Less; Minimum net capital requirements	100,000
Capital in excess of all requirements	$342,726
Aggregate indebtedness	
Clearance fee payable	$8,281
Accounts payable and accrued expenses	95,081
Payroll taxes payable	2,666
	$106,028
Capital ratio - (maximum allowance 1500%)	
Ratio of aggregate indebtedness	
to net capital	24%

There were no material variances between this computation of net
capital under rule 15c3-1 and the registrant's computation filed
with part II, form X-17A5. Accordingly, no reconciliation is
required.

The accompanying notes are an integral part of this statement.

NOTE 1 - Significant Accounting Policies

(a) Nature of Business

The Firm is a New Jersey Corporation and clears all securities transactions through
its clearing broker on a fully disclosed basis, and consequently operates under
the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a
settlement date basis, generally the third business day following the transaction date for equities
and bonds, one business day following the transaction date for options and certain government
securities

NOTE 2 - Provision for Income Taxes

No provision has been made for Federal income taxes, since the Company has elected to be treated
as an "S" Corporation according to provisions of the Internal Revenue Code.

The Company has also elected to be treated as an "S" corporation for New Jersey income taxes,
and therefore, there are no provisions for state income taxes in the financial statements..

NOTE 3 - Securities Owned

Securities owned are stated at market value and consist of the following:

U.S. Treasury Bills	$349,895

NOTE 4 - Lease Commitment

The Company occupies space that is used as their office for which a company that is an
affiliate of Repex & Co., Inc. has liability for the lease. Therefore, Repex & Co., Inc. has no lease
commitment on the premises that they occupy as their office.

There was no rent paid by Repex & Co., Inc. or any rent expense allocated to it for 2012.

NOTE 5 - Capital Ratio

The capital ratio, as independently computed by our auditor, was 24%, versus an allowable of 1500%,
under the rules of the Securities and Exchange Commission. The Company's net capital requirement as
computed under S.E.C. Rule 15c3-1, is $100,000. The net capital as computed was $442,726 leaving
capital in excess of requirements of $342,726.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of
institutional and individual investors. The Corporation's transactions are collateralized and are executed
with and on behalf of banks, brokers and dealers and other financial institutions. The Corporation
introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such nonperformance by its customers.

The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2012, pursuant to S.E.C. Rule 17a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

To the Officers and Directors of Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

In planning and performing my audit of the financial statements of Repex & Co., Inc. for the year ended December 31, 2012, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Repex & Co., Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in complying with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Steven E. Cooper
Certified Public Accountant

New City, New York
February 15, 2013